# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sable Offshore Corp., CIK 0001831481
CUSIP: 78574H104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 845 TEXAS AVENUE, SUITE 2920, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-26-000203
Filed by CIK 0000024046

## Reporting persons
- CONTINENTAL GENERAL INSURANCE CO: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 13,705,110; sole dispositive power 0; shared dispositive power 13,705,110; aggregate amount beneficially owned 13,705,110 (9.3% of the class)
- Continental Insurance Group, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,705,110; sole dispositive power 0; shared dispositive power 13,705,110; aggregate amount beneficially owned 13,705,110 (9.3% of the class)
- Continental General Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); sole voting power 0; shared voting power 13,705,110; sole dispositive power 0; shared dispositive power 13,705,110; aggregate amount beneficially owned 13,705,110 (9.3% of the class)
- Gorzynski Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 13,705,110; sole dispositive power 0; shared dispositive power 13,705,110; aggregate amount beneficially owned 13,705,110 (9.3% of the class)

## Item 1. Issuer
Name of issuer: Sable Offshore Corp.
Address of issuer's principal executive offices: 845 TEXAS AVENUE, SUITE 2920, HOUSTON, TX, 77002

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Continental General Insurance Company ("CGIC"),

Continental Insurance Group, Ltd. ("CIG"),

Continental General Holdings LLC ("CGH"), and

Michael Gorzynski ("Mr. Gorzynski").
Address of principal business office or, if none, residence: The address of the principal office for Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, NY 10022. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.
Citizenship: CGH is a Michigan limited liability company. CIG is a Delaware corporation. CGIC is a Texas domiciled life and health insurance company. Mr. Gorzynski is a citizen of the United States and Poland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2026:

(i) CGIC directly beneficially owned 13,705,110 shares of Common Stock, par value $0.0001 per share, of the Issuer (the "Shares").

(ii) As the sole owner of CGIC, CIG may be deemed to beneficially own the 13,705,110 Shares beneficially owned by CGIC.

(iii) As the sole owner of CIG, CGH may be deemed to beneficially own the 13,705,110 Shares beneficially owned by CGIC.

(iv) As Manager of CGH, Mr. Gorzynski may be deemed to beneficially own the 13,705,110 Shares beneficially owned by CGIC.
Percent of class:
The following percentages are based on 147,244,086 Shares outstanding as of February 26, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.

As of the close of business on March 31, 2026:

(i) CGIC may be deemed to own approximately 9.3% of the outstanding Shares;

(ii) CIG may be deemed to beneficially own approximately 9.3% of the outstanding Shares;

(iii) CGH may be deemed to beneficially own approximately 9.3% of the outstanding Shares; and

(iv) Mr. Gorzynski may be deemed to beneficially own approximately 9.3% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 3, 2026.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CONTINENTAL GENERAL INSURANCE CO: /s/ Michael Gorzynski, Michael Gorzynski, Executive Chairman (05/14/2026)
- Continental Insurance Group, Ltd.: /s/ Michael Gorzynski, Michael Gorzynski, Chairman & President (05/14/2026)
- Continental General Holdings LLC: /s/ Michael Gorzynski, Michael Gorzynski, Manager (05/14/2026)
- Gorzynski Michael: /s/ Michael Gorzynski, Michael Gorzynski (05/14/2026)